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                           July 19, 2022

       Kimberly Lody
       Chief Executive Officer
       Sonida Senior Living, Inc.
       16301 Quorum Drive, Suite 160A
       Addison, TX 75001

                                                        Re: Sonida Senior
Living, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 15,
2022
                                                            Form 8-K Filed May
23, 2022
                                                            File No. 001-13445

       Dear Ms. Lody:

               We have reviewed your July 8, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 24, 2022 letter.



       Form 8-K Filed May 23, 2022

       Exhibit 99.1
       Reconciliation of Non-GAAP Measures, page 0

   1. We note your response to prior comment 2 that excluding certain corporate overhead expenses from your
non-GAAP measures including all of general and administrative expenses is appropriate
and relevant for your stakeholders. However, your response does not address how these
non-GAAP measures comply with the guidance in Question 100.01 of the Non-GAAP
Financial Measures C&DI, given that these expenses appear to be normal, recurring cash
operating expenses necessary to operate your business. Please
 Kimberly Lody
Sonida Senior Living, Inc.
July 19, 2022
Page 2
         revise your future filings to remove this adjustment from your non-GAAP measures or, as previously requested, explain to us in detail why this adjustment is appropriate based upon the guidance in Question 100.01 of the Non-GAAP Financial Measures
C&DIs.
      You may contact Tara Harkins at (202) 551-3639 or Eric Atallah, Reviewing Accountant, at (202) 551-3663 with any questions.



FirstName LastNameKimberly Lody                               Sincerely,
Comapany NameSonida Senior Living, Inc.
                                                              Division of
Corporation Finance
July 19, 2022 Page 2                                          Office of Life
Sciences
FirstName LastName